CHINA AUTOMOTIVE SYSTEMS HOLDINGS, INC.

No. 1 Henglong Road, Yu Qiao Development Zone

Shashi District, Jing Zhou City, Hubei Province 434000

The People’s Republic of China

July 25, 2025

VIA EDGAR

Ms. Jenny O'Shanick

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Automotive Systems Holdings, Inc.
Registration Statement on Form F-4, as amended
File No. 333-288447

Dear Ms. O'Shanick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), China Automotive Systems Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-288447) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Washington D.C. time on July 29, 2025, or as soon thereafter as may be practicable.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact Jie Li, at jieli@chl.com.cn if you have any questions. Thank you very much.

[Signature page follows]

Sincerely,

China Automotive Systems Holdings, Inc.

By:	/s/ Jie Li

Name:	Jie Li

Title:	Principal Financial and Accounting Officer

cc:	Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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